UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

HOMEINNS HOTEL GROUP

(Name of the Issuer)

Homeinns Hotel Group

BTG Hotels (Group) Co., Ltd.

BTG Hotels Group (HONGKONG) Holdings Co., Limited

BTG Hotels Group (CAYMAN) Holding Co., Ltd

Beijing Tourism Group Co., Ltd.

Poly Victory Investments Limited

Ctrip Travel Information Technology (Shanghai) Co., Ltd.

Neil Nanpeng Shen

Smart Master International Limited

David Jian Sun

Peace Unity Investments Limited

Jason Xiangxin Zong

James Jianzhang Liang

Wise Kingdom Group Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.005 per share

American Depositary Shares, each representing two Ordinary Shares

(Title of Class of Securities)

43742E1021

(CUSIP Number)

Homeinns Hotel Group No. 124 Caobao Road Xuhui District Shanghai 200235 People’s Republic of China Attention: Cathy Xiangrong Li (+86 21) 3337-3333

BTG Hotels (Group) Co., Ltd.

BTG Hotels Group (HONGKONG) Holdings Co., Limited

BTG Hotels Group (CAYMAN) Holding Co., Ltd

51 Fuxingmen Avenue

Xicheng District, Beijing 100031

People’s Republic of China

Attention: Rungang Zhang

(+86-10) 6601-4466

Beijing Tourism Group Co., Ltd. Poly Victory Investments Limited c/o No. 10 Yabao Road Chaoyang District Beijing 100020 People’s Republic of China Attention: Yi Liu (+86-10) 8562-9988	Ctrip Travel Information Technology (Shanghai) Co., Ltd. c/o 968 Jin Zhong Road Shanghai 200335 People’s Republic of China Attention: Xiaofan Wang (+86-21) 3406-4880

Neil Nanpeng Shen Smart Master International Limited c/o Suite 3613, 36/F Two Pacific Place 88 Queensway Hong Kong (+852) 2501-8989	David Jian Sun Peace Unity Investments Limited c/o No. 124 Caobao Road Xuhui District, Shanghai 200235 People’s Republic of China (+86-21) 3337-3333

Jason Xiangxin Zong c/o No. 124 Caobao Road Xuhui District, Shanghai 200235 People’s Republic of China (+86-21) 3337-3333	James Jianzhang Liang Wise Kingdom Group Limited c/o 968 Jin Zhong Road Shanghai 200335 People’s Republic of China (+86-21) 3406-4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong (+852) 2514-7600	Ke Geng, Esq. Nima Amini, Esq. O'Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing People’s Republic of China (+86 10) 6563-4261	Z. Julie Gao, Esq. Michael V. Gisser, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (+852) 3740-4700

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
US$1,181,426,996.67	US$118,969.70

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$17.90 for 63,846,715 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction, plus (b) the product of 1,369,182 ordinary shares issuable under all outstanding and unexercised options multiplied by US$4.651985 per share (which is the difference between US$17.90 per share merger consideration and the weighted average exercise price of US$13.24801 per share), plus (c) the product of 1,798,960 ordinary shares underlying the restricted share units multiplied by US$17.90 per share ((a), (b) and (c) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.00010070.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares.

TABLE OF CONTENTS

		Page
Item 15	Additional Information	2

Item 16	Exhibits	4

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	Homeinns Hotel Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.005 per share (each, a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing two Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	BTG Hotels (Group) Co., Ltd., a joint stock company established and existing under the laws of the People’s Republic of China (the “PRC”) (“BTG Hotels” or “Parent”);

(c)	BTG Hotels Group (HONGKONG) Holdings Co., Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region and a wholly owned subsidiary of BTG Hotels (“Holdco”);

(d)	BTG Hotels Group (CAYMAN) Holding Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Merger Sub”);

(e)	Beijing Tourism Group Co., Ltd., a company organized and existing under the laws of the PRC (“BTG”);

(f)	Poly Victory Investments Limited, a company organized and existing under the laws of the British Virgin Islands (“Poly Victory”);

(g)	Ctrip Travel Information Technology (Shanghai) Co., Ltd., a limited liability company established and existing under the laws of the PRC (“Ctrip Shanghai”);

(h)	Neil Nanpeng Shen, co-founder, co-chairman of the board of directors, and an independent director of the Company (“Mr. Shen”);

(i)	Smart Master International Limited, a company organized and existing under the laws of the British Virgin Islands owned and controlled by Mr. Shen and his spouse (“Smart Master”);

(j)	Mr. David Jian Sun, the chief executive officer and a director of the Company (“Mr. Sun”);

(k)	Peace Unity Investments Limited, a company organized and existing under the laws of the British Virgin Islands indirectly owned and controlled by Mr. Sun (“Peace Unity”);

(l)	Jason Xiangxin Zong, the chief operating officer of the Company (“Mr. Zong”);

(m)	James Jianzhang Liang, co-founder and independent director of the Company (“Mr. Liang”); and

(n)	Wise Kingdom Group Limited, a company organized and existing under the laws of the British Virgin Islands wholly owned and controlled by Chung Lau (“Ms. Lau”), the spouse of Mr. Liang, (“Wise Kingdom”, together with Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Sun, Peace Unity, and Mr. Zong, the “Rollover Shareholders”).

This Transaction Statement relates to the agreement and plan of merger, dated as of December 6, 2015, by and among the Company, Holdco, Merger Sub, and solely for the purposes of certain sections thereof, BTG Hotels (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with Cayman Islands Companies Law (2013 Revision) (the “Cayman Islands Companies Law”), with the Company continuing as the surviving company (the “surviving company”) after the Merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

1

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On March 25, 2016, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s office at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

On March 29, 2016, the Company and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on April 1, 2016. As a result of the Merger, the Company ceased to be a publicly traded company and became beneficially owned by Holdco and the Rollover Shareholders.

Each ordinary share, par value US$0.005 per share (each, a “Share”), of the Company issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the Rollover Shares and the Dissenting Shares each as defined below, has been cancelled and ceased to exist and has been converted into and exchanged for the right to receive US$17.90 per Share and each of the Company’s American depositary shares (“ADSs”), each representing two Shares, issued and outstanding immediately prior to the Effective Time has been converted into the right to surrender the ADS in exchange for US$35.80 per ADS (less cancellation fees of US$0.05 per ADS), in each case, in cash, without interest and net of any applicable withholding taxes, except for the following Shares:

(a) each of 14,726,165 Shares held by Poly Victory, 14,400,765 Shares held by Ctrip Shanghai, 375,500 Shares held by Mr. Shen, 3,458,745 Shares held by Smart Master, 30,138 Shares held by Mr. Sun, 228,806 Shares held by Peace Unity, 84,272 Shares held by Mr. Zong, and 317,294 Shares held by Wise Kingdom (collectively, the “Rollover Shares”), issued and outstanding immediately prior to the Effective Time has been converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.005 each, of the surviving company;

(b) each of the Shares that were issued and outstanding immediately prior to the Effective Time and held by shareholders who have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with the Cayman Islands Companies Law (collectively, the “Dissenting Shares”), has been cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the Cayman Islands Companies Law.

2

In addition to the foregoing, at the Effective Time, (i) each option to purchase Shares granted under the Share Incentive Plan that was issued and outstanding immediately prior to the Effective Time and had become vested on or prior to the Effective Time has been cancelled and converted into the right to receive, as soon as practicable after the Effective Time, an amount equal to the product of (a) the total number of Shares issuable under such option immediately prior to the Effective Time multiplied by (b) the excess of US$17.90 over the exercise price payable per Share under such option, if any, in cash, without interest and net of any applicable withholding taxes, (ii) except as provided under the arrangement with respect to options held by certain directors, officers and employees of the Company described below, each option to purchase Shares granted under the Share Incentive Plan that was issued and outstanding immediately prior to the Effective Time and had become vested on or prior to the Effective Time has been cancelled and converted into the right to receive a restricted cash award subject to the same vesting conditions and schedules applicable to such option, as soon as practicable after the Effective Time, in an amount equal to the product of (a) the total number of Shares issuable under such option immediately prior to the Effective Time multiplied by (b) the excess of US$17.90 over the exercise price payable per Share under such option, if any, in cash, without interest and net of any applicable withholding taxes, and (iii) except as provided under the arrangement with respect to restricted share units held by certain directors, officers and employees of the Company described below, each restricted share unit awarded under the Share Incentive Plan immediately prior to the Effective Time has been cancelled and converted into the right to receive a restricted cash award subject to the same vesting conditions and schedules applicable to such restricted share unit, as soon as practicable after the Effective Time, in an amount equal to the product of (a) US$17.90 and (b) the total number of Shares underlying such restricted share unit, without interest and net of any applicable withholding taxes. The options of which the exercise price per Share is not lower than US$17.90 have been cancelled for no consideration. The restricted cash awards which (i) would vest within two (2) years after the Effective Time and were issued to certain directors, officers and employees of the Company who had executed and delivered to BTG Hotels and Holdco, prior to the closing of the Merger, a letter agreement relating to certain confidentiality, non-competition and employment undertakings (the “Selected Key Employees”), (ii) would vest within two (2) years after the Effective Time and were issued to Yi Liu, Mr. Shen, Min Bao, Mr. Liang and Yunxin Mei, a former director of the Company appointed by Poly Victory to the board of directors of the Company (collectively, the “Buyer Group Directors”), and (iii) were issued to the members of the special committee of the board of directors of the Company, in each case, will be fully vested and payable when issued, and the surviving company will pay all amounts owed under such restricted cash awards to the holders thereof as soon as practicable after closing of the Merger.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”) and the ADS program for the Shares will terminate. NASDAQ has filed an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

3

Item 16	Exhibits

(a)-(1)*	Proxy Statement of the Company, dated February 23, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 7, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 7, 2015 (File No. 001-33082).

(b)-(1)	Debt Commitment Letter, dated December 6, 2015, among Industrial and Commercial Bank of China Limited, New York Branch, BTG Hotels and Holdco, incorporated herein by reference to Exhibit F to Amendment No. 1 to Schedule 13D filed by BTG Hotels, Holdco, BTG, Poly Victory, Ctrip.com International, Ltd., C-Travel International Limited, Ctrip.com (Hong Kong) Limited, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Liang, Ms. Lau, Wise Kingdom, Mr. Sun, Townbright Holdings Limited, Peace Unity and Mr. Zong with the SEC on December 7, 2015 (File No. 005-82520).

(c)-(1)	Opinion of Credit Suisse Securities (USA) LLC, dated December 5, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Credit Suisse Securities (USA) LLC for discussion with the special committee of the board of directors of the Company, dated December 5, 2015.

(c)-(3)*	English Translation of Valuation Report on Acquisition of Homeinns Hotel Group and Poly Victory Investments Limited by BTG Hotels prepared by Huatai United Securities Co., Ltd. and CITIC Securities Co., Ltd., dated December 23, 2015.

(c)-(4)*	English Translation of Memorandum regarding “Indicative Timeline” prepared by Huatai United Securities Co., Ltd. and CITIC Securities Co., Ltd., dated July 28, 2015.

(c)-(5)*	English Translation of Memorandum regarding “Indicative Transaction Structure” prepared by Huatai United Securities Co., Ltd. and CITIC Securities Co., Ltd., dated July 28, 2015.

(d)-(1)	Agreement and Plan of Merger, dated December 6, 2015, among Holdco, Merger Sub, the Company and, solely for the purposes of Section 6.02(e), Section 6.08, Section 6.09, Section 8.06, Section 9.09 and Section 9.10 thereof, BTG Hotels, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	English Translation of Agreement of Asset Purchase by Share Issue, dated December 6, 2015, among BTG, BTG Hotels, Ctrip Shanghai, Wise Kingdom, Mr. Shen, Smart Master, Mr. Sun, Peace Unity and Mr. Zong, incorporated herein by reference to Exhibit G to Amendment No. 1 to Schedule 13D filed by BTG Hotels, Holdco, BTG, Poly Victory, Ctrip.com International, Ltd., C-Travel International Limited, Ctrip.com (Hong Kong) Limited, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Liang, Ms. Lau, Wise Kingdom, Mr. Sun, Townbright Holdings Limited, Peace Unity and Mr. Zong with the SEC on December 7, 2015 (File No. 005-82520).

(d)-(3)	Support Agreement, dated December 6, 2015, among, BTG Hotels, Holdco, Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Sun, Peace Unity, Mr. Zong and Wise Kingdom, incorporated herein by reference to Exhibit H to Amendment No. 1 to Schedule 13D filed by BTG Hotels, Holdco, BTG, Poly Victory, Ctrip.com International, Ltd., C-Travel International Limited, Ctrip.com (Hong Kong) Limited, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Liang, Ms. Lau, Wise Kingdom, Mr. Sun, Townbright Holdings Limited, Peace Unity and Mr. Zong with the SEC on December 7, 2015 (File No. 005-82520).

(d)-(4)	Consortium Agreement, dated December 6, 2015, among BTG Hotels, Poly Victory, Ctrip.com International, Ltd., Mr. Shen, Mr. Liang and Mr. Sun, incorporated herein by reference to Exhibit I to Amendment No. 1 to Schedule 13D filed by BTG Hotels, Holdco, BTG, Poly Victory, Ctrip.com International, Ltd., C-Travel International Limited, Ctrip.com (Hong Kong) Limited, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Liang, Ms. Lau, Wise Kingdom, Mr. Sun, Townbright Holdings Limited, Peace Unity and Mr. Zong with the SEC on December 7, 2015 (File No. 005-82520).

(d)-(5)*	English Translation of Performance Guarantee, dated December 4, 2015, issued by Industrial and Commercial Bank of China Limited, Beijing Central Business District Branch, in favor of Suzhou Hengchuang Software Co., Ltd.

(d)-(6)*	Confidentiality Agreement, dated as of June 30, 2015, by and among the Company, BTG Hotels, Poly Victory, Ctrip.com International, Ltd., Mr. Shen, Mr. Liang and Mr. Sun.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2013 Revision), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed

4

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2016

Homeinns Hotel Group

By	/s/ Terry Yongmin Hu
Name:	Terry Yongmin Hu
Title:	Special Committee Member

BTG Hotels (Group) Co., Ltd.

By	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Chairman of Board of Directors

BTG Hotels Group (HONGKONG) Holdings Co., Limited

By	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Director

BTG Hotels Group (CAYMAN) Holding Co., Ltd

By	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Director

Beijing Tourism Group Co., Ltd.

By	/s/ Qiang Duan
Name:	Qiang Duan
Title:	Chairman of Board of Directors

Poly Victory Investments Limited

By	/s/ Yi Liu
Name:	Yi Liu
Title:	Director

Ctrip Travel Information Technology (Shanghai) Co., Ltd.

By	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Authorized Person

Neil Nanpeng Shen

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

Smart Master International Limited

By	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Director

David Jian Sun

/s/ David Jian Sun
David Jian Sun

Peace Unity Investments Limited

By	/s/ David Jian Sun
Name:	David Jian Sun
Title:	Director

Jason Xiangxin Zong

/s/ Jason Xiangxin Zong
Jason Xiangxin Zong

James Jianzhang Liang

/s/ James Jianzhang Liang
James Jianzhang Liang

Wise Kingdom Group Limited

By	/s/ Chung Lau
Name:	Chung Lau
Title:	Director

EXHIBIT INDEX

(a)-(1)*	Proxy Statement of the Company, dated February 23, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 7, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 7, 2015 (File No. 001-33082).

(b)-(1)	Debt Commitment Letter, dated December 6, 2015, among Industrial and Commercial Bank of China Limited, New York Branch, BTG Hotels and Holdco, incorporated herein by reference to Exhibit F to Amendment No. 1 to Schedule 13D filed by BTG Hotels, Holdco, BTG, Poly Victory, Ctrip.com International, Ltd., C-Travel International Limited, Ctrip.com (Hong Kong) Limited, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Liang, Ms. Lau, Wise Kingdom, Mr. Sun, Townbright Holdings Limited, Peace Unity and Mr. Zong with the SEC on December 7, 2015 (File No. 005-82520).

(c)-(1)	Opinion of Credit Suisse Securities (USA) LLC, dated December 5, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Credit Suisse Securities (USA) LLC for discussion with the special committee of the board of directors of the Company, dated December 5, 2015.

(c)-(3)*	English Translation of Valuation Report on Acquisition of Homeinns Hotel Group and Poly Victory Investments Limited by BTG Hotels prepared by Huatai United Securities Co., Ltd. and CITIC Securities Co., Ltd., dated December 23, 2015.

(c)-(4)*	English Translation of Memorandum regarding “Indicative Timeline” prepared by Huatai United Securities Co., Ltd. and CITIC Securities Co., Ltd., dated July 28, 2015.

(c)-(5)*	English Translation of Memorandum regarding “Indicative Transaction Structure” prepared by Huatai United Securities Co., Ltd. and CITIC Securities Co., Ltd., dated July 28, 2015.

(d)-(1)	Agreement and Plan of Merger, dated December 6, 2015, among Holdco, Merger Sub, the Company and, solely for the purposes of Section 6.02(e), Section 6.08, Section 6.09, Section 8.06, Section 9.09 and Section 9.10 thereof, BTG Hotels, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	English Translation of Agreement of Asset Purchase by Share Issue, dated December 6, 2015, among BTG, BTG Hotels, Ctrip Shanghai, Wise Kingdom, Mr. Shen, Smart Master, Mr. Sun, Peace Unity and Mr. Zong, incorporated herein by reference to Exhibit G to Amendment No. 1 to Schedule 13D filed by BTG Hotels, Holdco, BTG, Poly Victory, Ctrip.com International, Ltd., C-Travel International Limited, Ctrip.com (Hong Kong) Limited, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Liang, Ms. Lau, Wise Kingdom, Mr. Sun, Townbright Holdings Limited, Peace Unity and Mr. Zong with the SEC on December 7, 2015 (File No. 005-82520).

(d)-(3)	Support Agreement, dated December 6, 2015, among, BTG Hotels, Holdco, Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Sun, Peace Unity, Mr. Zong and Wise Kingdom, incorporated herein by reference to Exhibit H to Amendment No. 1 to Schedule 13D filed by BTG Hotels, Holdco, BTG, Poly Victory, Ctrip.com International, Ltd., C-Travel International Limited, Ctrip.com (Hong Kong) Limited, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Liang, Ms. Lau, Wise Kingdom, Mr. Sun, Townbright Holdings Limited, Peace Unity and Mr. Zong with the SEC on December 7, 2015 (File No. 005-82520).

(d)-(4)	Consortium Agreement, dated December 6, 2015, among BTG Hotels, Poly Victory, Ctrip.com International, Ltd., Mr. Shen, Mr. Liang and Mr. Sun, incorporated herein by reference to Exhibit I to Amendment No. 1 to Schedule 13D filed by BTG Hotels, Holdco, BTG, Poly Victory, Ctrip.com International, Ltd., C-Travel International Limited, Ctrip.com (Hong Kong) Limited, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Liang, Ms. Lau, Wise Kingdom, Mr. Sun, Townbright Holdings Limited, Peace Unity and Mr. Zong with the SEC on December 7, 2015 (File No. 005-82520).

(d)-(5)*	English Translation of Performance Guarantee, dated December 4, 2015, issued by Industrial and Commercial Bank of China Limited, Beijing Central Business District Branch, in favor of Suzhou Hengchuang Software Co., Ltd.

(d)-(6)*	Confidentiality Agreement, dated as of June 30, 2015, by and among the Company, BTG Hotels, Poly Victory, Ctrip.com International, Ltd., Mr. Shen, Mr. Liang and Mr. Sun.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2013 Revision), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed